UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	February 28, 2014
Estimated average burden
FORM 144					hours per response	1.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO		WORK LOCATION
Dineequity, Inc		95-3038279	001-15283
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
450 North Brand Blvd., 7th Floor		Glendale	CA	91203	8182406055

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
Julia Stewart	CEO	450 North Brand Blvd., 7th Floor		Glendale	CA	91203

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the			Number of Shares	Aggregate	Number of Shares	Approximate	Name of Each
Class of	Name and Address of Each Broker Through Whom the	Broker-Dealer	or Other Units	Market	or Other Units	Date of Sale	Securities
Securities To Be Sold	Securities are to be Offered or Each Market Maker	File Number	To Be Sold	Value	Outstanding	(See instr. 3(f))	Exchange
	who is Acquiring the Securities		(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(MO. DAY YR.)	(See instr. 3(g))
Common	Deutsche Bank Alex. Brown 2000 Ave. of the Stars, Ste 910N Los Angeles, CA 90067		37594	2258771	18.3MM	10/31/2012	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	02/24/2004	Stock Options	Dineequity	37594	10/31/2012	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Deutsche Bank 2000 Avenue of the Stars, 910N Los Angeles, CA 90067	Common	9/10/2012	50000	2760365

EXPLANATION OF RESPONSES:

  REMARKS:

  The shares coverd by this form 144 are being sold pursuant to a Rule 10B5-1 Plan dated August 10, 2012 which is intended to comply with Rule 10B5-1

INSTRUCTIONS:	ATTENTION:
  See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

  The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

  SEC 1147 (02-08)